Filed pursuant to Rule-433
Registration Statement No. 333-140456
Dated November 2, 2007

Index Linked Note Linked to the Goldman Sachs Asia Select Index

November 2, 2007
Final Terms

Issuer:	Eksportfinans ASA

Underlying Index:	Goldman Sachs Asia Select Index, (Bloomberg Ticker “GSAS30”)

Currency:	United States Dollar (USD)

Issue Price:	101.06% of face amount

Face Amount:	Each note will have a face amount equal to USD 1000; USD 5,570,000 in the aggregate for all the offered notes

The aggregate principal amount of these notes may be increased and sold at different prices prior to the settlement date.

Denominations:	USD 1,000, and integral multiples of USD 1,000 thereafter

Trade Date:	November 2, 2007

Settlement Date:	November 19, 2007

Stated Maturity Date:	December 16, 2008, unless postponed due to a market disruption event or otherwise

Determination Date:	December 2, 2008, unless postponed due to a market disruption event

Initial Index Level:	115.67

Final Index Level:	The closing level of the index on the Determination Date

Participation Level:	100%

Index Price Return:	(Final index level — initial index level) / initial index level

Payment Amount:	On the stated maturity date, you will receive an amount in cash per note equal to:
Face amount x (1 + index price return)

This note is not principal protected. Investors can lose up to 100% of the principal invested.

No interest:	The notes will not bear interest

No listing:	The notes will not be listed on any securities exchange or interdealer market quotation system

Index Sponsor:	Dow Jones & Company, Inc.

Calculation Agent:	Goldman, Sachs & Co.

CUSIP:	R21892394

ISIN:	USR218923945

Net Proceeds to Issuer:	$1,008.10 per note
Disclaimers
Goldman Sachs and Goldman Sachs Asia Select Index are trademarks or service marks of Goldman, Sachs & Co. and have been licensed for use by Eksportfinans ASA for use in connection with the Index Linked Note. The Goldman Sachs Asia Select Index is calculated by Dow Jones Indexes.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.